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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported.

[X]  Form 4 Transactions Reported.

________________________________________________________________________________
1.   Name and Address of Reporting Person

Rosansky                         Martin                         G.

--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     c/o I.D. Systems, Inc.
     One University Place

--------------------------------------------------------------------------------
                                    (Street)

Hackensack,                       NJ                    07601
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

          I.D. Systems, Inc.
               IDSY

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

                    12/00

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

          Secretary
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            ----          ----             ----       ----   ----     510,538         D        ----
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                2.                                                                                        Deriv-    of
                Conver-                    5.                              7.                             ative     Deriv-   11.
                sion                       Number of                       Title and Amount               Secur-    ative    Nature
                or                         Derivative    6.                of Underlying         8.       ities     Secur-   of
                Exer-             4.       Securities    Date              Securities            Price    Bene-     ity:     In-
                cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)      of       ficially  Direct   direct
                Price    Trans-   action   or Disposed   Expiration Date   -------------------   Deriv-   Owned     (D) or   Bene-
1.              of       action   Code     of (D)        (Month/Day/Year)               Amount   ative    at End    In-      ficial
Title of        Deriv-   Date     (Instr.  (Instr. 3,    ----------------               or       Secur-   of        direct   Owner-
Derivative      ative    (Month/  8)       4 and 5)      Date     Expira-               Number   ity      Year      (I)      ship
Security        Secur-   Day/     -------  ------------  Exer-    tion                  of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)      ity      Year)    Code  V   (A)   (D)    cisable  Date     Title        Shares   5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


Options         $0.80     --       --   --   --    --    7/8/96   7/8/05   Common Stock  12,500   (1)      12,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $0.80     --       --   --   --    --    7/8/97   7/8/05   Common Stock  12,500   (1)      12,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $0.80     --       --   --   --    --    7/8/98   7/8/05   Common Stock  12,500   (1)      12,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $0.80     --       --   --   --    --    7/8/99   7/8/05   Common Stock  12,500   (1)      12,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $0.80     --       --   --   --    --    7/8/00   7/8/05   Common Stock  12,500   (1)      12,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/3/98   9/3/07   Common Stock   2,500   (1)       2,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/3/99   9/3/07   Common Stock   2,500   (1)       2,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/3/00   9/3/07   Common Stock   2,500   (1)       2,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/3/01   9/3/07   Common Stock   2,500   (1)       2,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/3/02   9/3/07   Common Stock   2,500   (1)       2,500     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/1/99   9/1/08   Common Stock   3,125   (1)       3,125     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/1/00   9/1/08   Common Stock   3,125   (1)       3,125     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/1/01   9/1/08   Common Stock   3,125   (1)       3,125     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/1/02   9/1/08   Common Stock   3,125   (1)       3,125     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $1.20     --       --   --   --    --    9/1/03   9/1/08   Common Stock   3,125   (1)       3,125     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $5.625   1/3/00    A    --  2,000  --      (2)    1/3/10   Common Stock   2,000   (3)       2,000     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $8.00    4/3/00    A    --  5,000  --      (2)    4/3/10   Common Stock   5,000   (3)       5,000     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $4.25    7/3/00    A    --  5,000  --      (2)    7/3/10   Common Stock   5,000   (3)       5,000     D       --
------------------------------------------------------------------------------------------------------------------------------------
Options         $3.625   10/2/00   A    --  5,000  --      (2)    10/2/10  Common Stock   5,000   (3)       5,000     D       --
====================================================================================================================================

Explanation of Responses:

1)   Granted pursuant to Issuer's 1995 Employee Stock Option Plan.
2) Options vest and become excercisable on a cumulative monthly basis over a four year period.
3)   Granted pursuant to Issuer's 1999 Director Stock Option.


/s/ Martin G. Rosansky                                     February 8, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
               Martin G. Rosansky


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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